Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
(in million, except ratios)	2013	2014	2015	2016	2017
Fixed charges:
Interest expense	2,750	2,783	3,151	3,462	3,811
Amortization of debt issue costs and discount or premium relating to indebtedness	—	—	—	—	—
Preferred stock dividend requirements of subsidiaries	177	193	140	119	165
Interest portion of rental expense	—	—	—	—	—
Total fixed charges	2,927	2,976	3,291	3,581	3,976
Earnings available for fixed charges:
Earnings from continuing operations before income taxes	4,689	6,532	4,865	2,993	5,164
Dividend income of equity investees	—	—	—	—	—
Add: Fixed charges	2,927	2,976	3,291	3,581	3,976
Less: Preferred stock dividend requirements of subsidiaries	(177)	(193)	(140)	(119)	(165)
Less: Capitalized interest	(197)	(204)	(331)	(229)	(203)
Total earnings available for fixed charges	7,242	9,111	7,685	6,226	8,772
Ratio of earnings to fixed charges	2.5x	3.1x	2.3x	1.7x	2.2x